OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 16, 2018

Via Electronic Transmission

Ms. Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Global Unconstrained Bond Fund, a series of Oppenheimer Integrity Funds (SEC File 811-03420)

Dear Ms. Samuel:

Thank you for your comments, provided by telephone on January 10, 2018 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Global Unconstrained Bond Fund, a series of Oppenheimer Integrity Funds (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2018 (accession number 0000728889-18-000032). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS (Part A)

1.	Please confirm the Fund is subject to an 80% test under Rule 35d-1 regarding investments in debt securities, in light of the term “Bond” in the Fund’s name.

This is confirmed. The disclosure regarding the debt securities 80% test, which was inadvertently deleted in the prior filing, has been restored.

2.	Please confirm whether the Fund segregates the full notional amount of credit default swaps in which it invests.

The Fund confirms that when it sells credit protection using a credit default swap, it segregates the full notional amount of the swap.

3.	The Fund has adopted 80% tests pursuant to Rule 35d-1. In your response, explain how derivatives will be valued for purposes of complying with the Fund’s 80% tests.

The Fund does not currently intend to include derivatives exposures for purposes of determining compliance with the Fund’s 80% tests.

4.	The use of the term “Global” in the Fund’s name still does not seem to be consistent with the staff’s views as articulated in footnote 42 of the adopting release of Rule 35d-1. Please revise the relevant disclosure further to include a 40% test.

This has been revised as follows:

“Under normal market conditions, the Fund will invest a significant portion of its assets in a number of different countries throughout the world, including the U.S. and at least three countries outside of the U.S. Although the Fund can invest up to 100% of its assets in countries outside of the U.S., under normal circumstances it generally expects (but is not required, as subsequently discussed) to invest at least 40% of its assets in such countries. However, if the investment adviser determines, in its sole discretion, that market conditions are not favorable, the Fund may invest less than 40% of its assets in such countries, but generally will not invest less than 30% of its assets in such countries. The Fund is not required to allocate its investments in any set percentages in any particular countries.”

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Carolyn Liu-Hartman

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5905

cliuhartman@ofiglobal.com

Sincerely,

/s/ Carolyn Liu-Hartman

Carolyn Liu-Hartman

Vice President and Associate General Counsel

Cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Ropes & Gray LLP